ABN 41 009 117 293

**FIRST AUSTRALIAN RESOURCES LIMITED**

*Incorporated in Western Australia*

April 11, 20(

06012640

SUPPL

RECEIVED
2006 APR 18 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 April 2006 (ASX Announcement & Media Release – Gulf Coast Lease, USA)

4/18

**1st Floor, 87 Colin Street, West Perth, Western Australia 6005**
**PO Box 703, West Perth, Western Australia 6872**
**Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116**
**Email: admin@farnl.com.au Web: www.farnl.com.au**

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 April 2006

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## FAR WINS NEW OFFSHORE GULF COAST LEASE

FAR has submitted the highest bid (US$169,500) with Genesis Production Co and others on the northeast half of Galveston Bay State Tract 135 comprising 320 acres located offshore Gulf of Mexico.

The 320 acres offset a multiple Frio Sand Prospect acquired by FAR lying adjacent to and across a saddle from the existing Smith Point Field.

The prospect is supported and defined by 3-D Seismic and a considerable amount of subsurface data and lies on the up-thrown side of the Smith Point Down-to-the-South trapping fault.

The Smith Point Field has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand).

Three drilling locations have been identified by Seismic mapping. Discussions are in progress with a rig provider operating in the vicinity that may result in the first location being drilled between April and July 2006.

In view of the relatively low risk associated with this prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible 6), FAR has elected to participate with a view to near term production.

FAR has a 12.5 percent working interest in the Galveston Bay ST 135 prospect. All other working interests are held by North American entities. The Operator is Genesis Production Co of Houston, Texas.

**Commenting on its US activities, executive Chairman Michael Evans said that:**

*"This offshore Gulf Coast project represents a ground floor opportunity with multiple drilling objectives and potential for near term production. This is the first time FAR has bid directly on offshore acreage and serves to highlight its maturing status. This is one of a number of initiatives now in progress likely to further improve FAR's growing reserve and production profile."*

***For information on FAR's drilling activities visit our website at www.far.com.au***

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au